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
FORM 4                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
[ ]  CHECK THIS BOX IF NO LONGER                         WASHINGTON, D.C. 20549
     SUBJECT  TO SECTION 16.  FORM 4          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
     OR FORM 5 OBLIGATIONS MAY
     CONTINUE.  SEE INSTRUCTION 1(B).
                                      Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
                                      1935 or Section 30(f) of the Investment Company Act of 1940


  (PRINT OR TYPE RESPONSES)
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1.  Name and Address of Reporting Person*       2. Issuer Name AND Ticker or       6. Relationship of Reporting Person(s) to Issuer
                                                   Trading Symbol                     (Check all applicable)
                                                                                        X  Director                   X  10% Owner
                                                                                       ----                          ----

                                                                                        X  Officer                       Other
                                                                                       ----                          ----
                                                                                      (give title below)             (specify below)
                                                                                                Chairman and Chief Executive Officer

 Smith    Ollen      Bruton                         Sonic Automotive, Inc. ("SAH")    See (1) and (2) below
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(Last)   (First)    (Middle)                    3. I.R.S.            4. Statement
                                                   Identification       for
                                                   Number of            Month/Year
                                                   Reporting
                                                   Person, if
                                                   an entity
                                                   (voluntary)
in c/o Sonic Automotive, Inc.
5401 East Independence Blvd.                                             8/99
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        (Street)                                     5. If           7.  Individual or Joint/Group Filing  (Check Applicable
                                                        Amendment,        Line)
                                                        Date of               ___ Form filed by One Reporting Person
                                                        Original              ___ Form filed by More than One Reporting Person
 Charlotte, NC              28212                       (Month/Year)
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(City)         (State)      (Zip)       TABLE I-- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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          1.                2.           3.                     4.                       5.           6.          7.
---------------------    --------    ----------   ------------------------------    -----------   ----------  ----------
                                                                                    Amount of     Owner-
                                                                                    Securities    ship
                         Trans-      Trans-          Securities Acquired (A)        Beneficially  Form:
                         action      action          or Disposed of (D)             Owned at      Direct      Nature of
                         Date        Code            (Instr. 3, 4 and 5)            End of        (D) or      Indirect
Title of                 (Month/     (Instr. 8)   ----------------------------      Month         Indirect    Beneficial
Security                  Day/       ----------     Amount    (A) or    Price       (Instr.       (I)         Ownership
(Instr. 3)                Year)      Code   V                   (D)                 3 and 4)      (Instr. 4)  (Instr. 4)
---------------------    --------    ----  ----   -----------  ------  ---------    -----------   ----------  ----------


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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, SEE Instruction 4(b)(v




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FORM 4 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES
                              ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                              (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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     1.        2.       3.         4.         5.             6.                 7.           8.          9.         10.       11.
----------  --------  --------  --------  ----------    ------------      --------------   ------   ----------  --------- ----------
                                                                          Title and                            Ownership
                                         Number of     Date Exer-         Amount of                            Form of
                                         Derivative    cisable and        Underlying               Number of   Deriv-
                                         Securities    Expiration         Securities      Price    Derivative  ative
            Conver-             Trans-   Acquired (A)  Date (Month/       (Instr. 3       of       Securities  Security:
            sion or   Trans-    action   or Disposed   Day/Year)          and 4)          Deriv-   Benefi-     Direct
            Exercise  action    Code     of (D)       --------------    --------------    ative    cially      (D) or    Nature of
Title of    Price of  Date      (Instr.  (Instr. 3,    Date                      Amount   Secur-   Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/   8)       4, and 5)     Exer-    Expir-           or Num-  ity      End of      (I)       Beneficial
Security    ative     Day/   --------    ----------    cis-     ation            ber of   (Instr.  Month       (Instr.   Ownership
(Instr. 3)  Security  Year)     Code  V  (A)   (D)     able     Date     Title   Shares   5)       (Instr. 4)  4)        (Instr. 4)
----------  --------  -------- ---- ---  ----  ----    -------  -----    -----   ------   ------   ----------  --------  ----------

Put Options                                                               Class A
(obligation                                                               Common
to buy)      $12.50    8/9/99     S             300(1)   8/9/99  11/20/99  Stock 30,000(1)  $112.50     -0-          D
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Explanation of Responses:
(1) On August 9, 1999, Mr. Smith wrote a put option on 30,000 shares of Sonic's Class A Common Stock (represented by 300 standardized option contracts for 100 shares each), which entitle the holder of the put option to require
    Mr. Smith, at the election of the holder, to purchase any or all of the shares at a price of $12.50 per share at any time prior to November 20, 1999.

** Intentional misstatements or omissions of          /s/ O. Bruton Smith                     9/8/99
facts constitute Federal Criminal Violations.        --------------------------------      ------------
    SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)          ** Signature of Reporting Person         Date

Note:  File three copies of this Form, one
       of which must be manually signed.
       If space is insufficient, SEE
       Instruction 6 for procedure.




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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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